December 29, 2017

VIA OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	ARMO Biosciences, Inc.
Amendment No. 3 to
Draft Registration Statement on Form S-1
Submitted November 22, 2017
CIK No. 0001693664

Dear Ms. Hayes:

On behalf of our client ARMO BioSciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2017 relating to Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1 submitted on November 22, 2017.

On behalf of the Company, we are also electronically transmitting a Registration Statement on Form S-1 (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery 3 copies of this letter and marked copies of the Registration Statement (against Amendment No. 3 to the Draft Registration Statement submitted on November 22, 2017).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the responses herein correspond to the pages in the Registration Statement.

December 29, 2017

Prospectus Summary Overview, page 1

1.	We note your revisions to the Summary, however this section is highly technical, overly detailed and repeats much of the information that is included in the Business section. Please revise your disclosure in this section so that it is a concise overview of your offering and operations. Refer to Item 503 of Regulation S-K.

In response to the Staff’s comments, the Company has revised its disclosure in the Prospectus Summary Overview in order to make such section a more concise overview of the Company’s offering and operations.

2.	We refer to your statements on pages 1, 61 and 71 that you have observed a “tolerable safety profile” in patients treated with AM0010 as a single agent in your ongoing Phase 1/1b clinical trial. While we will not object to a statement that your drug candidate was well tolerated, a safety determination is solely within the FDA’s authority. Please remove statements that the clinical results displayed a tolerable safety profile or trials demonstrated or established safety.

In response to the Staff’s comments, the Company has removed the statements that its clinical results displayed a tolerable safety profile or trials demonstrated or established safety.

3.	We note your statement that you have observed clinically meaningful durable responses and overall survival in cancer patients who were treated with AM0010 in combination with immune checkpoint inhibitors, nivolumab and pembrolizumab in your Phase 1/1b clinical trial. Please revise your disclosure to explain what you mean by the terms “clinically meaningful” and “durable responses.”

In response to the Staff’s comments, the Company has revised its disclosure on pages 4 and 78 of the Registration Statement.

Business, page 71

4.	We note your reference to “current literature,” “historical literature” and “literature” in this section and in the Prospectus Summary. Please explain what literature you are referring to when you use each of these three terms.

In response to the Staff’s comments, the Company has revised its disclosure. To provide additional clarity, the Company has included citations to the literature referenced. The sources referenced are publicly available, in some cases for a fee, but not commissioned by the Company. In cases where information from multiple sources serve as the basis for a particular statement and the listing of such sources is not practicable, the Company has included generic reference to medical literature. Upon request, the Company will supplementally provide the Staff with the referenced medical literature.

Phase 1/1b Clinical Trial Safety Results, page 81

5.	Please disclose the number of patients that experienced the treatment-related adverse events disclosed in this section. Please also disclose the number of patients and the type of treatment-related adverse events experienced in your Phase 1/1b clinical trial broken down by AM0010 as a monotherapy and in combination with chemotherapies or immune checkpoint inhibitors by each type of cancer intended to be treated.

December 29, 2017

In response to the Staff’s comments, the Company has revised its disclosure on page 79 of the Registration Statement.

AM0010 monotherapy, page 82

6.	Please disclose the sponsor, date and duration of the FOLFOX study referenced in this section.

In response to the Staff’s comments, the Company has revised its disclosure on page 81 of the Registration Statement.

AM0010 and FOLFOX combination, page 83

7.	Please disclose all of the adverse or serious adverse events observed in this trial and the number of patients that experienced such events. Please also disclose the definitions used for Grade 3 and Grade 4 adverse events.

In response to the Staff’s comments, the Company has revised its disclosure on pages 82 and 83 of the Registration Statement to disclose all Grade 3 and 4 adverse events. The Company respectfully advises the Staff that while a number of other less serious adverse events, such as headache, cough or animal bite, were observed in this trial, the Company believes that the Grade 3 and 4 adverse events disclosed represent the potential side effects seen to date that are relevant risks for the development of AM0010 in these patients, especially in light of the mortality resulting from the cancers being treated. The Company believes disclosure of the non-Grade 3 or 4 adverse events observed in the trial would not be helpful to an investor as it would result in extensive technical disclosure of a number of less serious and often transient events that would produce confusion, and could in fact distract from the truly relevant adverse events which are the Grade 3 and Grade 4 adverse events currently being disclosed. We believe that the data as presented represents a fair assessment of the safety profile of AM0010 when combined with FOLFOX.

Amended and Restated Investors’ Rights Agreement, page 127

8.	We note that your exhibit index indicates that you intend to file your amended and restated investors’ rights agreement, and we note your disclosure in this section that you entered into an amended and restated investors’ rights agreement on August 11, 2017. Please revise your exhibit index to reflect the August 11, 2017 amended and restated agreement.

In response to the Staff’s comments, the Company has revised its disclosure on page II-3 of the Registration Statement.

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Please do not hesitate to contact me at (650) 463-5387 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Heidi E Mayon
Heidi E. Mayon

December 29, 2017

cc:	Peter Van Vlasselaer, Ph.D., ARMO BioSciences, Inc.
Herb Cross, ARMO BioSciences, Inc.
Marcia A. Hatch, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Robert W. Phillips, Cooley LLP
David Peinsipp, Cooley LLP
Laura A. Berezin, Cooley LLP